Exhibit 99.2

AMTD Digital’s Entertainment and Movie Businesses Are Estimated to Contribute Significantly to Net Profit

January 26, 2024

PARIS & NEW YORK—(BUSINESS WIRE)— AMTD Digital Inc. (NYSE: HKD) (“AMTD Digital” or the “Company”), a comprehensive digital solutions and global hospitality and VIP services platform headquartered in France, today provided further details regarding its profit estimate for the six months ended October 31, 2023 previously announced on January 25, 2024.

For the six months ended October 31, 2023, the Company is expecting a contribution of US$16 million from its entertainment and movie businesses. The most recent worldwide release of the “Goldfinger” movie achieved outstanding results from global box office of USD 72.3 million in less than a month (in cinema for 28 days so far as of today). Other strong key performance indicators as of today: total movie viewers of 11.92 million; 3.94 billion of tiktok video plays relating to the movie; No. 1 ranking in the 2024 China crime and thriller movie category in terms of box office etc. The theatre time of the “Goldfinger” movie in China has been extended until 23:59pm on February 29, 2024 due to popularity. On an overall basis and through AMTD World Media and Entertainment Group, the Company, together with its controlling shareholders, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Group Inc., have stepped up the efforts and investment in the creation of top quality media contents, particularly in the movie industry, to present to worldwide audiences. Additionally, the “Moscow Mission” movie has achieved a cumulative worldwide box office of USD92.5 million as of today and the movie is now made available on big screens across selected key cities in Asia after its successful release in China.

The foregoing estimate is preliminary in nature and is based on information currently available to the management of the Company. The estimate is subject to changes as we adjust and finalize our financial results for the relevant period. Accordingly, investors are advised not to place undue reliance on this information and should instead refer to our unaudited financial results of the relevant period to be subsequently published by the Company.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system – the “AMTD SpiderNet”—AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc. are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For AMTD IDEA Group:

IR Office

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

EMAIL: ir@amtdigital.com